

Mail Stop 4561

April 23, 2009

Mr. James J. McEntee, III
Chief Executive Officer and President
Alesco Financial, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19104

> **Re: Alesco Financial, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed 03/05/09**
> **File No. 001-32026**

Dear Mr. McEntee:

We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1 – Business, page 12

1.   We note your disclosure of summarized information regarding your investments in your target asset classes that are financed through securitization vehicles that are included in your consolidated financial statements. Specifically, we note that you present a column titled 'Our Initial Equity Investment.' We also note that you presented a similar column on page 15 in your 2007 Form 10-K; however, it was titled 'Our Maximum Exposure to Loss.' Please clarify for us the purpose for

the change in the title of the column. Please also reconcile any differences in the amounts disclosed in these columns in your explanation.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant